INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

2 Ha-Tidhar Street

Ra’anana 436650 Israel

March 22, 2021

Via EDGAR

Alan Campbell

Joe McCann

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Inspira Technologies OXY B.H.N. Ltd.

Registration Statement on Form F-1

Filed March 5, 2021

File No. 333-253920

Dear Sirs:

The purpose of this letter is to respond to your letter of March 16, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On March 22, 2021, we filed amendment No. 2 to the registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

Registration Statement on Form F-1

Beneficial Ownership of Principal Shareholders and Management, page 103

1. Please revise the second paragraph, the table and footnotes to clarify whether IML’s preoffering holdings include the 24,845,209 ordinary shares referenced on page 105. Also, please confirm that (i) the table identifies all individual shareholders who will beneficially own 5% or more following IML’s distribution of shares and (ii) the post-offering percentages reflect the effects of the distribution. Also revise to clarify whether the table reflects the 3 million option shares referenced in footnote 2 and explain whether the option grant will be made prior to the offering.

Response: We have revised the second paragraph, the table and the fourth footnote on page 101 to clarify that IML’s preoffering holdings in the beneficial ownership table include 2,223,617 Ordinary Shares and options to purchase 496,905 Ordinary shares that are exercisable within 60 days, at an exercise price equal to the offering price per share, issued to IML in connection with the Termination Agreement. We confirm that no individual shareholder will beneficially own 5% or more following the IML’s distribution of shares. Additionally, we have revised our disclosure in the seventh footnote on page 101 to clarify that we granted Professor Benad Goldwasser options to purchase 240,000 Ordinary Shares at an exercise price of NIS 0.13 (approximately $0.04) per share in February 2021. The options vest on a quarterly basis for three years and are not exercisable within 60 days after March 18, 2021.

Set forth below is information in response to comment number 7 contained in your letter to our company dated January 27, 2021 relating to our Draft Registration Statement on Form F-1 submitted to the Commission on December 29, 2020. For the convenience of the Staff, we have recited the prior comment from the Staff in bold type and have followed the comment with our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based compensation, page 60

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Our discussion of our accounting for share-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies and Estimates— Share-Based Compensation” and appears on page 60 of the Registration Statement.

To assist the Staff in our evaluation of stock compensation disclosures and certain other matters, we advise the Staff that we currently estimate a price range of $5.50 to $6.50 per share (the “Price Range”) for the initial public offering (the “IPO”) of our Ordinary Shares, resulting in a midpoint of the Price Range of $6.00 per share.

This estimated Price Range is based on a number of factors, including our history and future prospects and those of our industry in general, our financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to ours, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of our company. The actual price range to be included in a subsequent amendment to the above-referenced Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of our control. However, we believe that the foregoing estimated price range will not be subject to significant change. In addition, we will continue to update our disclosure for significant equity-related transactions, if any, through the effective date of the Registration Statement.

Determination of the Fair Value of Ordinary Shares Prior to the IPO

The table below is a list of the grants of options to purchase our Ordinary Shares since the date of our incorporation in February 2018. In November 2020, we issued bonus shares to all of our shareholders on a basis of 68.097927 bonus shares for each Ordinary Share outstanding (equivalent to a 69.097927-for-1 stock split) and made the customary adjustments to our outstanding options. Additionally, on March 18, 2021, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-12.5 consolidation (hereinafter refer to as a reverse stock split) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 12.5 Ordinary Shares held. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein reflect the reverse stock split and reflect issuance of bonus shares.

Grant date	Number of shares underlying stock options granted	Exercise price per share (*)	Estimated Fair Value per Share at Grant Date
April 21, 2020	1,407,514	NIS 0.13 – NIS 0.33	$2.00

December 20, 2020	110,557	NIS 0.13	$3.50

February 21, 2021(**)	104,000	NIS 0.13	-

March 16, 2021 (**)	240,000	NIS 0.13	-

The exercise prices of our options granted to date have not reflected fair market value of our Ordinary Shares.

(*)	On November 30, 2020, we requested the Israeli Tax Authority to reduce the exercise price of all Ordinary Shares underlying our outstanding options to NIS 0.125 (approximately $0.04) per share.
(**)	The value per share of the option grant was not evaluated by a third party.

There has been no public market for our equity instruments to date. In order to measure our expenses in regards to the equity-based compensation has been determined by our board of directors (the “Board”) as of the grant date, considering the most recently independent third-party valuation of our Ordinary Shares and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed between the effective date of the most recent valuation and the date of the grant of our Ordinary Shares.

Our valuation of our Ordinary Shares as of April 21, 2020, which was performed by us with the assistant of independent third-party valuation specialist indicated that the fair value of the Ordinary Shares on that date was $2 per share. In order to analyze fair value of our operation, we applied a Discounted Cash Flow approach followed by Black-Scholes analysis based on estimated cost of capital of 21.5%.

Our most recent valuation of our Ordinary Shares as of December 20, 2020, performed by us with the assistance of an independent third-party valuation specialist, indicated that the fair value of the Ordinary Shares on that date was $3.5 per share. We arrived at the valuation using a back-solve method (risk-neutral valuation model based on a Monte-Carlo simulation model, which is designed to model the company’s equity value over time). The valuation also took into account funds raised pursuant to simple agreements for future equity (the “December SAFEs”) in December 2020. The December SAFE financing was negotiated at arm’s length. The SAFEs have a conversion price equal to the lower of: (i) our valuation cap of $35,000,000, or (ii) a discount of 30% from the per share price of the Ordinary Shares in the event of an initial public offering, merger, acquisition or other liquidity event. If subscription amounts under SAFEs are converted to Ordinary Shares in connection with an initial public offering, we will issue the SAFE investors warrants to purchase the Ordinary Shares with an exercise price equal to the public offering price in such offering with 50% warrant coverage with a three-year warrant.

In accordance with the terms and conditions of the December SAFE, all the claims on our equity are path dependent. We chose to model these path dependencies using a risk-neutral Monte-Carlo simulation model (the “Monte-Carlo model”). The Monte-Carlo model produces large quantities of possible future paths for the fair value of our equity which are drawn from a defined distribution.

For each path, the occurrence of the defined events is mapped, and the fair value of each claim is calculated in accordance with our terms and conditions and the drawn value of our equity. The present value of each claim is then obtained as the mean future value, discounted at the risk-free rate. Once the fair value of each claim has been obtained as a function of the fair value of our assets, applied a back-solve method, so that the modelled fair value of the purchased instruments of the December SAFE transaction equals their observed purchase price.

During January to February 2021, we entered into certain equity agreements and raised approximately $6 million from different investors who showed a high level of interest in our company and our technology. These funds were raised through the SAFEs and convertible loan agreements (the “CLAs”). The SAFEs have a conversion rate equal to the lower of (i) our valuation cap of $70,000,000, or (ii) a discount of 30% from the per share price of the Ordinary Shares in the event of an initial public offering, merger, acquisition or other liquidity event. If subscription amounts under SAFEs are converted to Ordinary Shares in connection with an initial public offering, we will issue the SAFE investors warrants to purchase the Ordinary Shares with an exercise price equal to the public offering price in such offering with 50% warrant coverage with a three-year warrant.

Comparison of Most Recent Valuation and the Price Range

The Price Range was not derived using a formal determination of fair value but was determined based on discussions between us and the underwriters. The price that investors are willing to pay in the IPO, for which the Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

Among the factors that were considered in setting the Price Range were the following major milestones since the last independent valuation which was completed in mid-December 2020:

1.	We completed our preclinical study program and successfully achieved defined main targets, which allowed us to progress with finalizing our bill of materials in order to start safety trials;

2.	We have expanded our portfolio of patents to include an Intent to Use provisional patent filed during the abovementioned time period;

3.	In February 2021, we appointed Professor Benad Goldwasser, who has extensive medical and corporate experience, as our chairman of the Board; and

4.	We started collaboration with Chaim Sheba Medical Center at Tel HaShomer in Ramat Gan, Israel, which is one of the top 10 hospitals in the world, to test our innovative blood oxygenation technology.

Moreover, a successful completion of the IPO would strengthen our balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen our ability to expedite all her strategic transactions including pre-commercialization of our product to support sales following regulatory approvals.

In addition, the Price Range assumes that the IPO has occurred and that a public market for our Ordinary Shares has been created, and, therefore, excludes any factor for lack of liquidity of our Ordinary Shares.

In light of the above, we respectfully submit that the difference between the per share fair values used as the basis for determining share-based compensation and the Preliminary Price Range are reasonable and appropriate for the reasons described herein and in the Registration Statement.

*      *      *

If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

By:	/s/ Mr. Dagi Ben-Noon
Chief Executive Officer

cc:	David Huberman

Alan Campbell

Ibolya Ignat

Joe McCann

Kevin Vaughn

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